THE MICHELSON GROUP, INC. LETTERHEAD


October 13, 1998



John Fritch
John Groom
American Custom Components
3310 West MacArthur Blvd.
Santa Ana, CA 92704

Sent Via Facsimile (714) 662-2081


In reviewing our receivables I've noticed that as of today we are carrying a $63,502 balance from American Custom Components, Inc.

I know you are in a cash crunch and we would like to help. As you know we have a vested equity position in the company and are in this for the duration. In order to resolve the receivables I will tend you the following offer. Today's bid price of ACCM stock is .375 cents, we would be willing to convert our debt to equity at approximately 85% of the bid price which equates to .3187 cents per share or 200,000 shares of stock. If this is acceptable to you please sign this letter and fax back to me. This offer expires on October 16, 1998.

Sincerely,



/s/ Bruce Berman
Bruce Berman
President


Agreed and Accepted


/s/ John Fritch      10/16/98
American Custom Components